Exhibit (d)(30)

EMPLOYMENT CONTRACT

THIS AGREEMENT is delivered as at the date of last signature below.

PARTIES

(1)    WEX EUROPE LIMITED incorporated and registered in England and Wales with company number 05927983 whose registered office is at Fourth Floor, East Building, 1 London Bridge, London SE1 9BG (the “Company”).

(2)    Carlos Carriedo of [REDACTED] (“You” or “Your”).

1.    INTERPRETATION
1.1 The following definitions and rules of interpretation will apply in this Agreement.

“Agreement” means this employment contract.

“Appointment” means Your employment by the Company on the terms of this Agreement.

“Commencement Date” means 10th January 2022.

“Confidential and Proprietary Information” means any information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to: the business, products, affairs, strategy, contracts, customer relationships, commercial pipelines, prospective customers, existing customers, business models, details of any joint ventures, customer pricing, management systems, business methods, finances, corporate plans, maturing new business opportunities, research and development projects, products or services in the course of development, marketing and sales information, sales targets and statistics, discount structures, suppliers and potential suppliers, employment terms or pay of You or others, litigation, potential litigation, legal advice, source codes, computer programs, inventions, processes, know-how, technical specifications and other technical information relating to products and services, and information relating to the finances in all cases being related to any Group Company, or any of their suppliers, agents, shareholders or management, customers or potential customers  whether or not such information is marked confidential.

“Employee Handbook” means the Company’s employee handbook as amended from time to time.

“Employment IPRs” means Intellectual Property Rights created by You at any time during the Appointment (whether or not during working hours or using the Company’s premises or resources).

“Employment Inventions” means any Invention which is made wholly or partially by You at any time during the Appointment (whether or not during working hours or using any Group Company’s premises or resources, and whether or not recorded in material form).

“Group Company” and “Group” means the Company, and any group undertaking (as such term is defined in section 1161(5) of the Companies Act 2006) of the Company in any jurisdiction from time to time.

“Incapacity” means any sickness, injury or other medical disorder or condition which prevents You from carrying out Your duties.

“Intellectual Property Rights” means all patents, rights to Inventions, copyright and related rights, trade marks, trade names and domain names, rights in get-up, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database rights, topography rights, moral rights, rights in confidential information (including know how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

“Inventions” means any invention, idea, discovery, development, improvement or innovation, whether or not patentable or capable of registration and whether or not recorded in any medium.

“Pre-Contractual Statement” means any undertaking, promise, assurance, statement, representation, warranty or understanding (whether in writing or not) of any person (whether party to this Agreement or not) relating to the Appointment which is not expressly set out in this Agreement or any documents referred to in it.

“WEX” means WEX Inc., a Delaware corporation, and 100% owner/parent of the Company.

1.2    The headings in this Agreement are inserted for convenience only and shall not affect its construction.

1.3    A reference to a particular law is a reference to it taking account of any amendment, extension, or re-enactment from time to time and includes any subordinate legislation for the time being in force made under it.

1.4    Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.5    Unless the context otherwise requires, words in the singular include the plural and in the plural include the singular.

1.6    Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.7 The Schedules shall form part of this Agreement, shall have effect as if set out in full in the body of this Agreement and any reference to this Agreement includes the Schedules.

2.    TERM OF APPOINTMENT
2.1    The Appointment shall commence OR on the Commencement Date and shall continue, subject to the remaining terms of this Agreement, unless and until terminated by either party giving the other not less than 6 months’ prior notice in writing or as otherwise set out in this Agreement subject to clauses 2.2 and 17.

2.2    The first 8 weeks of the Appointment shall be a probationary period. During the probationary period, either party may terminate the Appointment at any time by giving to the other at least one week’s written notice provided always that the Company shall be at liberty to terminate the Appointment on payment to You of one week’s basic salary in lieu of such notice (or such proportionate part thereof in respect of any unexpired portion of such notice). The Company may, at its sole discretion, extend the probationary period for such further three period(s) as it may determine and the notice provisions in this clause shall continue to apply during any such extension. During the probationary period Your performance and suitability for continued employment will be monitored. At the end of the probationary period You will be informed in writing if You have successfully completed your probationary period, and the probationary period shall continue until such confirmation has been provided to You.

2.3   Your period of continuous employment with the Company commenced on 3rd January 2022.

3.    EMPLOYEE WARRANTIES
3.1    You represent and warrant to the Company that, by entering into this Agreement or performing any of Your obligations under it, You will not be in breach of any court order or any express or implied terms of any contract or other obligation binding on You and undertake to indemnify the Company against any claims, costs, damages, liabilities or expenses which the Company may incur as a result if You are in breach of any such obligations.

3.2    You warrant that You are entitled to work in the United Kingdom without any additional approvals and will notify the Company immediately if You cease to be so entitled during the Appointment. The Appointment is conditional on your having produced to the Company for inspection original documents proving Your right to work lawfully in the United Kingdom.

3.3 If You are in breach of any of the warranties or fail to satisfy the condition in this clause 3 then the Company shall be entitled to terminate Your Appointment summarily.

4.    DUTIES
4.1    You will serve the Company as Chief Operating Officer - International. The Company reserves the right to allocate You work in accordance with Your performance and abilities and may require You to perform any duties consistent with Your position and skills. Any changes in Your duties from time to time will not constitute a change of the terms and conditions of Your employment unless otherwise confirmed to You in writing.

4.2    You will work under the direction of the Melissa Smith or such other person of commensurate seniority as may be notified to You from time to time. The Company has the right in its absolute discretion to change the person or persons to whom You report.

4.3    During the Appointment You will:

(a)    unless prevented by Incapacity or as otherwise directed by the Company, devote the whole of Your time, attention and abilities to the business of the Company;

(b)    diligently and properly exercise such powers and perform such duties as may from time to time be assigned to You by the Company;

(c)    comply with all reasonable and lawful directions given to You by the Company;

(d)    promptly make such reports to Your line manager (as advised from time to time) in connection with the affairs of the Company on such matters and at such times as are reasonably required;

(e)    report Your own wrongdoing and any wrongdoing or proposed wrongdoing of any other employee or director of the Company immediately on becoming aware of it;

(f)    use Your best endeavours to promote, protect, develop and extend the business of the Company and any Group Companies; and

(g) comply with Your common law, statutory, regulatory and fiduciary (if applicable) duties.

4.4    You will comply with the Company’s and any Group Company’s anti-corruption and bribery policy and related procedures at all times.

4.5    You will comply with any rules, policies and procedures as may be set out in any Employee Handbook or otherwise put in place by the Company from time to time.  Relevant policies and/or an Employee Handbook shall be available from the Company’s Human Resources Business Partner on request.  You shall also comply with such other rules, policies and procedures as may be notified to You from time to time. The Employee Handbook and Company policies do not form part of this Agreement and the Company may amend these at any time unless otherwise stated. To the extent that there is any conflict between the terms of this Agreement and any Employee Handbook, this Agreement shall prevail. Although the Company’s rules, policies and procedures do not form part of this Agreement, failure to comply with them may result in disciplinary action up to and including dismissal.

4.6    All documents, manuals, hardware and software provided for Your use by the Company, and any data or documents (including copies) produced, maintained or stored on the Company’s computer systems or other electronic equipment (including mobile phones), remain the property of the Company.

4.7    During the Appointment You may not be employed by, engaged, concerned or interested in another trade, business, undertaking or occupation, whether directly or indirectly without the Company’s prior written consent.  Consent shall not be provided where the activity gives rise to any conflict of interest with regard to the Company’s business or if it is likely to detract from the proper performance of Your duties under the Appointment. Notwithstanding the aforesaid, You may hold an investment by way of shares or other securities of not more than 5% of the total issued share capital of any company (whether or not it is listed or dealt in on a recognized stock exchange) where such company does not carry on a business similar or competitive with any business for the time being carried on by the Company or any Group Company.

5.    LOCATION OF WORK
5.1    Your normal place of work is Fourth Floor, East Building, 1 London Bridge, London SE1 9BG or such other place within the United Kingdom which the Company may reasonably require for the proper performance and exercise of Your duties

5.2    You may be required to work temporarily in the same capacity at any of the Company’s or any Group Company’s premises or any other location as the Company may reasonably require. All changes will be notified to You in writing and the Company shall endeavour to provide reasonable notice in the circumstances.

5.3    You agree to travel on the Company’s or any Group Company’s business (both within the United Kingdom or abroad) as may be required for the proper performance of Your duties under the Appointment. It is not anticipated that You will be required to work outside the United Kingdom for any period of more than one month.

5.4 To the extent that you are required to travel outside the United Kingdom for the proper performance of Your duties under the Appointment pursuant to clause 5.3, you shall take all reasonable steps to obtain (and maintain) the necessary visa(s)/approvals to enable you to travel and work in any such country/countries. The Company shall reimburse you for any expenses wholly, exclusively and necessarily incurred by you in seeking such visa(s)/approvals, subject to you providing receipts or other evidence of payment as the Company may require.

6.    HOURS OF WORK
6.1    You shall work such hours as are reasonably necessary for the full and proper performance of Your duties under this Agreement.

6.2    Without prejudice to clause 6.1, Your normal working hours shall be from 9am to 6pm on Mondays to Fridays during which one hour may be taken for lunch at a time convenient to the Company.

6.3    You may be required to work such hours outside normal hours of employment as You and/or the Company considers necessary to meet the needs of the Company’s and/or the Group’s business and You acknowledge that You shall not receive further remuneration in respect of such additional hours unless the Company notifies You otherwise in writing.

6.4    You agree to opt out of the limit in Regulation 4(1) of the Working Time Regulations 1998 which restricts working time to a maximum of 48 hours per week averaged over the applicable reference period, with the result that Your weekly working time may exceed the 48 hour average. The Company and You agree that Your consent, for the purposes of this clause, shall continue indefinitely provided that You may withdraw Your consent under this clause on provision of three months written notice to the Company.

7.    REMUNERATION AND SIGN-ON AWARDS
7.1    You will be paid an initial basic salary of £316,000  gross per annum subject to deductions required by law (including but not limited to tax and other statutory deductions).

7.2    Your salary shall accrue from day to day and be payable monthly in arrears on or about the last working day of each month directly into Your nominated bank or building society.

7.3    The Company undertakes salary reviews annually in March. Your first such review to take place on March 2023. The Company is under no obligation to award an increase following a salary review. Any increase in salary will be at the sole discretion of the Company. There will be no review of the salary after notice has been given by either party to terminate the Appointment.

7.4    You may be eligible to participate in the Company’s discretionary annual Short Term Incentive Plan (the “STIP”) and as such may be eligible to receive a discretionary bonus payment to be awarded at the sole discretion of the Company and which is subject to the achievement of Company specified objectives and/or such other objectives as the Company may apply from time to time. The Company shall be entitled to determine whether such targets have been met and where such targets have been met in full or part, shall have a discretion to determine whether to make payments and, if so, in what amount and when.  Your annual STIP potential is 60% of eligible salary, as defined in the STIP documentation from time to time. The Company reserves the right in its sole discretion to suspend, make modifications to or to discontinue such STIP and its eligibility requirements at any time (whether generally or in relation to You only) at its absolute discretion. If You receive any bonus payment the Company is not obliged to make any further bonus payments and any bonus payment will not become part of Your contractual remuneration or fixed salary. You shall not be entitled to participate in the STIP, if at any time before the date on which the Company usually pays bonuses, notice of termination has been given by either party to the other, for any reason whatsoever or if annual performance threshold goals are not achieved. You shall not be eligible to be considered for any bonus nor shall any bonus be paid if You are subject to any disciplinary action or investigation at the date any bonus is being considered and/or at the bonus payment date (as applicable) although the Company may reconsider the matter upon the conclusion of the disciplinary action or investigation in question].  Any bonus payments shall not be pensionable except to the extent required by law.

7.5    The Company reserves the right in its absolute discretion to deduct from Your salary payment (including final pay if applicable) or any sum payable to You any sums which You may owe the Company or any Group Company including, without limitation, any overpayments or loans made to You by the Company or any Group Company, including any overpayments in respect of annual leave taken in excess of Your entitlement.

CASH SIGN-ON BONUS ONLY:
7.6 You will be entitled to a one-off Cash Sign-On Bonus of £37,000, which will be paid subject to you successfully completing the probationary period as detailed in Clause 2.2. The Cash Sign-On Bonus is subject to the following conditions:

(a) the Cash Sign-On Bonus will be subject to tax and all other statutory deductions required by law; and

(b) in the event that you voluntarily leave the Company or are terminated by the Company for gross misconduct, or any other reason other than redundancy before the 12-month anniversary of the Commencement Date, you shall repay the Cash Sign-On Bonus to the Company within 30 days of the Termination Date.

EQUITY SIGN-ON BONUS ONLY:
7.7 The Company shall recommend to WEX that you receive a one-off equity grant with a fair market value on the date of grant of $500,000 (the “Award”) in accordance with the terms of WEX’s [2019 Equity and Incentive Plan], as amended, and applicable unit award agreement(s) (collectively, the “Plan”). The Company shall recommend to WEX that:

(a) the form of the Award is Restricted Stock Units, which will vest one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date.

(b) the close price on the date of grant of the Award will be used to determine the number of units.

The grant date for the Award will be pursuant to WEX’s customary equity award grant schedule. At grant, you will receive a separate memorandum and unit award agreement outlining the Award, and requiring your acknowledgement and acceptance.

In addition, the Company shall recommend to WEX that you be considered for eligibility in the future to participate in the WEX’s Long Term Incentive Plan Program (LTIP) in accordance with the Company’s equity awards process, with a current annual target award of $500,000. You will be eligible for future LTIP grants, however, they are not guaranteed.

All grants, including your one-time grant, are subject to approval by the WEX Board of Directors and the terms and conditions of the Plan.

7.8 If on termination of this Agreement whether lawfully or in breach of contract, You lose any of the rights or benefits under any equity scheme operated by the Company, WEX or any Group Company or in relation to any awards or options You held immediately prior to such termination of this Agreement (“Other Awards”) which You would not have lost had the Agreement not been terminated (for example, You are not employed as at a vesting date and therefore options which would have vested on that date lapse) You shall not be entitled by way of damages, to be compensated for the loss of rights or benefits under the relevant scheme or in respect of any Other Awards.

8.    BENEFITS
8.1    You will be entitled to participate in the Company’s benefit scheme which may be in place from time to time subject to acceptance by the relevant benefits provider and the Company being able to obtain the relevant benefit at a reasonable cost to the Company. You confirm that You understand and agree that any benefit scheme (and any components of it) are provided by the Company at its sole discretion and accordingly, the Company may modify or discontinue (in whole or in part) the benefit scheme (including the level of cover) in place from time to time.

8.2    Any benefits will be governed by the terms of the relevant scheme in force from time to time and if You are in receipt of any benefits, this shall not in any way prejudice the right of the Company to terminate this Agreement in accordance with any term of this Agreement. The Company reserves the right to vary or withdraw the benefits conferred by this clause at any time.  In the event that any benefit provider refuses, for any reason, to provide to You an insured benefit referred to in this clause 8 the Company shall not be liable to provide to You any replacement benefit of the same or similar kind, or to pay any compensation in lieu of such benefit.  In the event that You claim under any benefit scheme referred to in this clause 8 and such claim is rejected by the relevant provider/insurer, the Company shall not be obliged to issue proceedings in relation to such claim. In the event that the Company does issues such proceedings on Your request, You shall indemnify the Company against all costs, expenses and other liabilities arising out of those proceedings.

8.3    During the Appointment:

(a) if requested to do so, You must complete (at the Company’s expense) any Health and Safety training, IT Security training and Compliance training, or any other form of training which we will communicate to You from time to time.

(b) You are not required to complete any training at your own expense; and

(c) You may be entitled to take part in various training courses which we may provide from time to time in-house. Specific details of what courses will be available to you by Human Resources.

8.4    During the Appointment You may be eligible to take the following types of paid leave (subject to any statutory eligibility requirements or conditions and the Company’s rules applicable to each type of leave in force from time to time): statutory paternity leave, statutory adoption leave, shared parental leave, parental bereavement leave.  Further details of such leave and Your pay during such leave are available the Employee Handbook, as may be amended from time to time.

9.    PENSION
9.1    The Company will comply with its duties to enroll You into an appropriate workplace pension scheme (the “Pension Scheme”) in accordance with the Pensions Act 2008 (the “2008 Act”).

9.2    Your eligibility for and membership of the Pension Scheme will be subject to the trust deed and rules and/or other documents governing the Pension Scheme from time to time (including, but not limited to, all powers of amendment, closure and termination) (the “Governing Documents”) and to the applicable pensions and employment law from time to time (the “Law”).

9.3    If You are enrolled in the Pension Scheme You agree that the Company may deduct from Your salary the contributions due from You to the Pension Scheme, and remit them to the Pension Scheme.

9.4    The Company will provide You with details of the Pension Scheme as and when required by the Law (including the 2008 Act).

9.5    If You are absent from work, contributions (both the Company’s and, if applicable, Your own) will be payable only to the extent required by the Governing Documents and/or the Law. Subject to such requirements (in particular those relating to family leave), if Your salary reduces the contributions payable will reduce accordingly and/or if Your salary ceases no contributions will be payable, and any contributions made in excess of what is payable will be made entirely at the Company’s sole discretion.

9.6    Subject to clause 9.1 above:

(a)     the Company reserves the right to amend, substitute and/or withdraw the Pension Scheme, the funds available, the charging structure and the default fund and/or to increase or decrease the contributions payable to or the benefits provided by the Pension Scheme at any time; and

(b)     if You do not join the Pension Scheme or if You choose to opt out from it, You will not be entitled to any alternative benefit or remuneration.

10.    EXPENSES
10.1    You shall abide by the Company’s policies on expenses as may be communicated to You and as may be set out in the Employee Handbook from time to time.  Any corporate card supplied to You by the Company shall be used only for expenses incurred by You in the course of the Appointment.

11.    HOLIDAYS
11.1    You will be entitled to 25 days’ paid holiday in each holiday year together with the usual public holidays in England. The Company’s holiday year runs from 1 January to 31 December. If the Appointment commences or terminates part way through a holiday year, Your entitlement during that holiday year shall be calculated on a pro-rata basis rounded up to the nearest half day.

11.2    Holiday shall be taken at such time or times as shall be approved in advance by Your line manager. Not more than two weeks (ten working days) holiday may be taken consecutively without prior consent from the Human Resources Business Partner. You should note that holidays may have to be taken at different times of the year in order to maintain staffing levels. Additional details regarding the Company’s holiday policy may be specified in the Employee Handbook.

11.3    You shall not without the consent of the Human Resources Business Partner carry forward any accrued but unused holiday entitlement to a subsequent holiday year unless You have been unavoidably prevented from taking such holiday during the relevant leave year because of sickness absence or statutory maternity, paternity or adoption leave or in such other circumstances where carry forward or holiday entitlement is required by law from time to time.

11.4    You will have no entitlement to any payment in lieu of accrued but unused holiday except on termination of the Appointment.

11.5    If the Company has terminated or would be entitled to terminate the Appointment under clause 17 (termination without notice) or if You have terminated the Appointment in breach of this Agreement any payment due under clause 11.4 shall be limited to Your statutory entitlement under the Working Time Regulations 1998 and any paid holidays (including paid public holidays) taken shall be deemed first to have been taken in satisfaction of that statutory entitlement.

11.6    If on termination of the Appointment You have taken in excess of Your accrued holiday entitlement (to be calculated on a pro rata basis), the Company shall be entitled to recover from You by way of deduction from any payments due to You or otherwise one day’s pay for each excess day, calculated on the basis of 1/260th of Your basic salary. If on termination of the Appointment You have taken less holiday than Your entitlement (to be calculated on a pro rata basis) You will be paid in lieu on the basis of 1/260th of Your  basic salary for each day of holiday due to You to make up Your entitlement.

11.7    The Company may with or without prior notice, including where either party has served notice to terminate the Appointment, require You to take any accrued but unused holiday entitlement at times specified by the Company (including without limitation during Your notice period or during any period of garden leave).

11.8    In any holiday year, any paid holiday that You have taken (including any paid holiday on public holidays) shall be deemed to be statutory paid holiday first.

12.    INTELLECTUAL PROPERTY
12.1    All Intellectual Property Rights and Inventions created or developed by You solely or jointly with others (whether or not created on developed on the Company premises, using Company equipment or in normal working hours) in the course of the Appointment or in any way affecting or relating to the business of any Group Company or capable of being used or adapted for use in it or in connection with it (the “Created Intellectual Property”), shall immediately be disclosed in detail to the Company and shall belong to and be the absolute property of the Company.  Insofar as such rights do not vest automatically by operation of law, and subject to clause 12.6 You hereby assign absolutely to the Company all present and future rights, title and interests in any Created Intellectual Property with full title guarantee together with the right to claim damages and all other remedies for infringement and shall otherwise hold them on trust for the Company.

12.2    You agree:

(a)    You shall record any Created Intellectual Property in writing in accordance with good industry practice in sufficient detail to enable a person of reasonable skill in the relevant field to understand and work that Created Intellectual Property;

(b)    to give the Company full written details of all Created Intellectual Property promptly on its creation;

(c)    at the Company’s request and in any event, on the termination of the Appointment to give the Company all originals and copies of correspondence, documents, papers and records on all media which record or relate to any of the Created Intellectual Property;

(d)    not to attempt to register any Created Intellectual Property unless requested to do so by the Company;

(e)    to keep confidential all Created Intellectual Property unless the Company consents in writing to such disclosure by You; and

(f)    to do all that is necessary to confirm that absolute title in all Created Intellectual Property has passed, or will pass, to the Company.

12.3    You irrevocably and unconditionally waive all present and future moral rights which may arise under Chapter IV Copyright Designs and Patents Act 1988 (as updated or amended from time to time), and all rights of a similar nature in all other jurisdictions relating to Your authorship of any existing or future copyright work which forms part of the Employment IPRs, and agree not to support, maintain or permit any claim for infringement of moral rights in such copyright works.

12.4    You undertake, at the expense of the Company, at any time either during or after Your employment, to execute all instruments, make all applications, give all assistance and do all acts and things as may, in the opinion of the Company, be necessary or desirable to vest all rights in title and interest in the Created Intellectual Property, and to register them absolutely as sole beneficial legal owner in, the name of the Company or such Group Company or such other person as the Company may specify and to defend the Company against claims that works embodying Employment IPRs or Employment Inventions infringe third party rights, and other ways to protect and maintain the Created Intellectual Property.

12.5    You acknowledge and agree that, except as provided by law, no further remuneration or compensation other than as already provided in this Agreement is or may become due to You in respect of compliance with this clause 12.

12.6    Nothing in this clause shall be construed as limiting or excluding the rights of You or the Company under sections 39 to 43 of the Patents Act 1977 (as amended by the Patents Act 2004 or otherwise from time to time).

13.    INCAPACITY
13.1    If You cannot attend work because you are ill or injured You must comply with the sickness absence reporting procedures and provide the necessary evidence as set out in the Company’s Sickness Absence Policy (as amended from time to time).

13.2    You may be entitled to Statutory Sick Pay (“SSP”) if You satisfy the relevant statutory requirements.

13.3    Subject to Your compliance with this Agreement and the Company’s sickness absence procedures (as amended from time to time) after You have completed Your probationary period the Company may in its absolute discretion pay you Your full basic salary and contractual benefits during any periods of sickness absence up to a maximum of 30 aggregate days in any rolling 52 week period. Those payments shall be inclusive of any SSP due. If You have been on long term sick leave continuously for more than a year You will not qualify for Company sick pay again until You have returned to work for a total of 8 weeks.

13.4    Any employer and employee pension contributions will continue subject to the relevant scheme rules during any period while You are in receipt of Company sick pay or SSP.

13.5    You agree to consent to medical examinations (at the Company’s expense) by a doctor nominated by the Company should the Company so require. You agree that any report produced in connection with any such examination may be disclosed to any Group Company and any Group Company may discuss the contents of the report with the relevant doctor.

13.6    If a period of sickness absence is or appears to be occasioned by actionable negligence, nuisance or breach of any statutory duty on the part of a third party, in respect of which damages are or may be recoverable, You must immediately notify Human Resources of that fact and of any claim, compromise, settlement or judgment made or awarded in connection with it and all relevant particulars that we may reasonably require. If the Company requires You to do so, You must co-operate with any related legal proceedings and refund to the Company that part of any damages or compensation You recover that relates to lost earnings for the period of sickness absence as we may reasonably determine, less any costs You incurred in connection with the recovery of such damages or compensation, provided that the amount to be refunded to the Company shall not exceed the total amount paid to You by the Company in respect of the period of sickness absence.

13.7    If You are incapacitated by reason of ill health or injury from performing Your duties under this Agreement for a period of or periods aggregating 132 days in any 52 week period (whether or not You remain incapacitated from performing Your duties under this Agreement), the Company may terminate this Agreement by giving You three months’ notice in writing.

13.8    The rights of the Company to terminate the Appointment under the terms of this Agreement apply even when such termination would or might cause You to forfeit any entitlement to sick pay or other benefits (including any insurances that may be applicable).

14.    CONFIDENTIAL INFORMATION AND DATA PROTECTION
14.1    During the Appointment and at any time without limit after its termination, You shall not except in the proper course of Your duties:

(a)    use for Your own purposes or for the purposes of any person other than the Company or any Group Company;

(b)   disclose to any person, employer or other organisation whatsoever; or

(c)    through any failure to exercise due care and diligence cause any unauthorized disclosure of,

any Confidential and Proprietary Information and You shall use Your best endeavours to prevent the publication or disclosure of such Confidential and Proprietary Information.

These restrictions shall not apply to:

(a)    any use or disclosure authorised by the Company or required by law;

(b)    any information which is already in, or comes into, the public domain other than through Your unauthorised disclosure; or

(c)    any protected disclosure within the meaning of section 43A of the Employment Rights Act 1996.

14.2 Notwithstanding anything in clause 14 to the contrary, nothing in this Agreement shall prevent You or any other person from:

(a)    reporting misconduct, or a serious breach of regulatory requirements to any relevant regulatory body or making an equivalent report to any body responsible for supervising or regulating any relevant matter in question;

(b)    making a protected disclosure under the Public Interest Disclosure Act 1998;

(c)    reporting an offence to a law enforcement agency; or

(d)    co-operating with a criminal investigation or prosecution.

14.3    Nothing in this Agreement is intended to influence the substance of any report, disclosure or co-operation referred to in clause 14.2 above.

14.4    Nothing in this Agreement shall prevent the Company from complying with its regulatory, contractual or legal obligations.

14.5    You acknowledge that personal data (including sensitive personal data) relating to You which has been or which may be in the future obtained by the Company may be held and processed by the Company and any Group Companies (and where necessary by its agents or appointed third parties) for any purpose relating to the administration, management and operation of this employment and in relation to any legal obligations and business needs of the Company and any Group Companies. Please see our Fair Processing/Privacy Notice, which is available from HR, for more details.

14.6    You agree to abide at all times with any policy or procedure in relation to data protection issued by the Company (or any Group Company) from time to time and with the provisions of applicable data protection law as in force from time to time in relation to any processing by You of the personal data of others.

14.7    The Company may monitor and/or record any use that You make of any Group Company’s information technology and telephone/electronic communications systems for the purpose of ensuring that the Company’s rules are being complied with and for legitimate business purposes.

14.8    You agree and provide authorisation for Your employment related electronic mail, telephone use and use of any computing resources to be accessible to the Company without any further prior consent during the term of the Appointment and where appropriate after the Appointment has ended.  All user ID and password combinations may be reset for access where the Company considers it appropriate to do so, at the Company’s sole discretion.

15.    RESTRICTIVE COVENANTS
15.1    Schedule 1 shall take effect.

16.    TERMINATION OF APPOINTMENT
16.1    Notwithstanding clause 2 the Company may, in its sole and absolute discretion, terminate the Appointment at any time and with immediate effect by notifying You that it is exercising its right under this clause 16 and paying You Your basic salary as at the date of termination of the Appointment (less deductions for tax and National Insurance) in lieu of all the notice period (“Payment in Lieu”) to which You would have been entitled had notice been given pursuant to Clause 2.1 (less such tax and national insurance contributions as the Company is required to deduct by law) or, where notice has already been given (whether by the Company or You), any unexpired period of notice.   For the avoidance of doubt, Payment in Lieu shall be made within 28 days and shall not include any element in relation to:

(a)    any bonus or commission payments that might otherwise have been due during the period for which the Payment in Lieu is made;

(b)    any payment in respect of benefits which You would have been entitled to receive during the period for which the Payment in Lieu is made; and

(c)    any payment in respect of any holiday entitlement that would have accrued during the period for which the Payment in Lieu is made.

16.2    You will have no right to receive a Payment in Lieu unless the Company has exercised its discretion in clause 16.1.

16.3    Notwithstanding clause 16.1 You will not be entitled to any Payment in Lieu if the Company would otherwise have been entitled to terminate the Appointment without notice in accordance with clause 17.  In that case the Company shall also be entitled to recover from You any Payment in Lieu (or instalments thereof) already made.

16.4    At any time after notice of termination has been given (by either You or the Company), provided that the Company continues to pay Your basic salary and contractual benefits (excluding any bonus, incentive or commission) until the actual date of termination of the Appointment, the Company may in its absolute discretion at any time during the notice period place you on garden leave (“Garden Leave”) and during any period of Garden Leave:

(a)    exclude You from the premises of or any meetings of any Group Company and/or prevent You from accessing the IT systems of  any Group Company;

(b)    require You to carry out specified duties other than Your normal duties, or to carry out no duties at such location (including Your home) as the Company may reasonably decide;

(c)    require You to return any property belonging to any Group Company which is in the Your possession;

(d)    announce to other employees, suppliers and customers that Your employment will terminate;

(e)    instruct You not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of any Group Company until the actual date of termination of the Appointment;

(f)     deem You to take accrued but unused holiday;

(g)    appoint another person to carry out Your normal duties; and/or

(h)    require you to be contactable during each working day (except during any periods taken as holiday in the usual way),

provided always that throughout any such period You shall remain an employee of the Company bound by the terms and conditions of Your employment and this Agreement (including, for the avoidance of doubt, Your duties as to fidelity and good faith), and You shall provide such handover of Your duties as the Company may require.

17.    TERMINATION WITHOUT NOTICE
17.1    The Company may terminate this Agreement and the Appointment with immediate effect without notice and with no liability to make any further payment to You (other than in respect of amounts accrued at the date of termination) if You:

(a)    commit an act of gross misconduct;

(b)    commit any serious or persistent breach or non-observance of any of the provisions of this Agreement or refuse or neglect to comply with any reasonable and lawful directions of the Company or any Group Company;

(c)    are, in the reasonable opinion of the Company, negligent in the performance of Your duties;

(d)    are declared bankrupt, make any arrangement with or for the benefit of Your creditors or have a county court administration order made against You under the County Court Act 1984;

(e)    are convicted of any criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed) or any offence under any regulation or legislation relating to insider dealing;

(f)    become of unsound mind (which includes lacking capacity under the Mental Capacity Act 2005), or a patient under any statute relating to mental health;

(g)    cease to be eligible to work in the United Kingdom;

(h)    are guilty of any fraud or dishonesty or acts or omissions which in the reasonable opinion of the Company brings or is likely to bring You or any Group Company into disrepute or is materially adverse to the interests of any Group Company;

(i)    provided false information or deliberately misled the Company when applying for employment;

(j)    are in breach of the Company’s or any Group Company’s anti-corruption and bribery policy and related procedures;

(k)    are guilty of a serious breach of any rules issued by the Company or any Group Company from time to time including without limitation regarding its electronic communications systems.

17.2    The rights of the Company under clause 17.1 are without prejudice to any other rights that it might have at law to terminate the Appointment or to accept any breach of this Agreement by You as having brought the Agreement to an end. Any delay by the Company in exercising its rights to terminate shall not constitute a waiver thereof.

17.3    In the event of termination pursuant to Clause 17.1, You shall have no claim for compensation against the Company beyond the amount of any remuneration and payment in lieu of untaken holiday actually accrued up to and including the date of such termination.

18.    OBLIGATIONS ON TERMINATION
18.1    On termination of the Appointment (however arising) or where the Company exercises its powers pursuant to clause 16.4 You shall:

(a)    immediately deliver to the Company all documents, books, materials, records, correspondence, papers, Confidential and Proprietary Information and information (on whatever media and wherever located) and other property (whether confidential or not) relating to the business or affairs of the Company or any Group Company and its business contacts, any keys, credit card and any other property of the Company or any Group Company, including any car provided to You, which is in Your possession or under Your control and You shall not make or retain any copies;

(b)    inform the Company of all passwords used by You in relation to any computers, any laptops, any tablet computers, any mobile phones or any other IT equipment or any IT system belonging to the Company or any Group Company;

(c)    irretrievably delete any information relating to the business of the Company any Group Company stored on any magnetic or optical disk or memory (including on any personal computer, personal device, personal email account or web account) and all matter derived from such sources which is in Your possession or under Your control outside the Company’s premises; and

(d)    provide a signed statement that You have complied fully with Your obligations under this clause 18.1 together with such reasonable evidence of compliance as the Company may request.

18.2    On termination of the Appointment however arising You shall not be entitled to any compensation for the loss of any rights or benefits under any share option, bonus, long-term incentive plan or other profit sharing scheme operated by the Company or any Group Company in which You may participate.

19.    DISCIPLINARY AND GREIVANCE PROCEDURES
19.1    You are subject to the Company’s disciplinary and grievance procedures, copies of which are available from the Human Resources Business Partner. These procedures are not contractually binding, may be amended from time to time, and do not form part of Your contract of employment.

19.2    If You wish to raise a grievance, You may apply in writing to Your manager in accordance with the Company’s grievance procedure.  If You wish to appeal against a disciplinary decision You may apply in writing to the Company’s Human Resources Business Partner in accordance with the Company’s disciplinary procedure (or such other person as may be notified to you from time to time).

19.3    The Company may suspend You from any or all of Your duties for any period that the Company sees fit during any period in which the Company is investigating any disciplinary matter involving You or while any disciplinary procedure against You is outstanding or if the Company otherwise considers suspension reasonable. Any such suspension shall not constitute disciplinary action.

19.4    During any period of suspension:

(a)    You shall continue to receive Your basic salary and all contractual benefits in the usual way and subject to the terms of any benefit arrangement;

(b)    You shall remain an employee of the Company and bound by the terms of this Agreement;

(c)    You shall ensure that Your line manager knows where You will be and how You can be contacted during each working day (except during any periods taken as holiday in the usual way);

(d)    the Company may exclude You from Your place of work or any other premises of the Company or any Group Company; and

(e)    the Company may require You not to contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, client, customer, supplier, agent, distributor, shareholder, adviser or other business contact of the Company or any Group Company.

20.    COLLECTIVE AGREEMENTS
20.1    There is no collective agreement which directly affects the Appointment.

21.    RECONSTRUCTION AND ALMAGAMATION
21.1    If the Appointment is terminated at any time by reason of any reconstruction or amalgamation of the Company or any Group Company, whether by winding up or otherwise, and You are offered employment with any concern or undertaking involved in or resulting from the reconstruction or amalgamation on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this Agreement, You shall have no claim against the Company or any such undertaking arising out of or connected with the termination.

22.    NOTICES
22.1    A notice given to a party under this Agreement shall be in writing in the English language and signed by or on behalf of the party giving it. It shall be delivered by hand or sent to the party at the address given in this Agreement, (in the case of You only) to your personal e-mail address, or as otherwise notified in writing to the other party.  A notice required to be given to the Company or any Group Company under this Agreement shall not be validly given if sent by e-mail.

22.2    Any such notice shall be deemed to have been received:

(a)    if delivered by hand, at the time the notice is left at the address or given to the addressee;

(b)    in the case of pre-paid first class UK post or other next working day delivery service, at 9.00 am on the second business day after posting or at the time recorded by the delivery service.

22.3    A notice shall have effect from the earlier of its actual or deemed receipt by the addressee. For the purpose of calculating deemed receipt:

(a)    all references to time are to local time in the place of deemed receipt; and

(b)    if deemed receipt would occur on a Saturday or Sunday or a public holiday when banks are not open for business, deemed receipt is at 9.00am on the next business day; and

(c)    in the case of e-mail to You, one hour after it is sent.

22.4    This clause does not apply to the service of any proceedings or other documents in any legal action.

23.    ENTIRE AGREEMENT
23.1    This Agreement constitutes the whole agreement between the parties and supersedes all previous discussions, correspondence, negotiations, arrangements, understandings, representations and agreements between them (whether made verbally or in writing).

23.2    Each party acknowledges that in entering into this Agreement it has not relied on and shall have no remedy in respect of any Pre-Contractual Statement.

23.3    Each party agrees that its only liability in respect of those representations and warranties that are set out in this Agreement (whether made innocently or negligently) shall be for breach of contract.

23.4    Nothing in this Agreement shall limit or exclude any liability for fraud.

24.    VARIATION
24.1    The Company reserves the right to make what the Company considers to be reasonable changes to these and any other agreed terms and conditions of employment. Minor changes of detail (e.g. in procedures) may be made by the Company from time to time and will be effected by a general notice to employees.  You will normally be given not less than one month’s notice before significant changes are made.

24.2    Subject to clause 24.1, no variation or agreed termination of this Agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

25.    COUNTERPARTS
25.1    This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

26.    THIRD PARTY RIGHTS
26.1    No person other than a party to this Agreement may enforce any of its terms except that the benefits conferred on any Group Company under this Agreement may be enforced by that Group Company and the parties agree that they may amend or vary any or all terms of this Agreement or terminate this Agreement without the consent of any Group Company.

27.    SEVERABILITY
27.1    If any provision of this Agreement is found by any court or other authority of competent jurisdiction to be illegal, invalid or unenforceable, that provision or part-provision shall, to the extent required, be deemed not to form part of this Agreement, but that shall not affect the legality, validity or enforceability of any other provision of this Agreement.

28.    GOVERNING LAW AND JURISDICTION
28.1    This Agreement shall be governed by and construed in accordance with English law.

28.2    The parties submit the exclusive jurisdiction of the Courts of England and Wales, except that a party may seek an interim injunction or urgent relief in any court of competent jurisdiction.

This Agreement has been entered into on the date of last signature below.

Signed by Coleen Highfield
for and on for and on behalf of
WEX EUROPE LIMITED

Signed by

Carlos Carriedo

/s/ Carlos Carriedo

on (date):

7/Dec/2021

Schedule 1

Restrictive Covenants

1.	Definitions for Restrictive Covenants.

The following definitions apply to this Agreement unless the context requires otherwise:

1.1.	“Critical Employee” means any person who:

1.1.1.	is employed or engaged by or seconded or assigned to the Company or any Group Company during the Restricted Period; and

1.1.2.	for whom, during the Relevant Period:

a.	You have had direct or indirect managerial responsibility; or

b.	with whom You had material contact or dealings; and

1.1.3.	who, during the Relevant Period:

a.	had material contact with Customers or Prospective Customers or suppliers in performing his/her duties of employment with the Company or any Group Company; and/or

b.	is in possession of Confidential and Proprietary Information about Customers or Prospective Customers or suppliers;

1.2.
“Customer” means any person, firm, company, business entity or other organization whatsoever to which the Company or any Group Company distributed, sold or supplied Restricted Goods or Restricted Services during the Relevant Period and with which, during that period:

1.2.1.	You, or

1.2.2.	any employee under Your direct or indirect supervision,

had material dealings in the course of employment with the Company or any Group Company, or about whom You were in possession of Confidential and Proprietary Information, but always excluding therefrom any subsidiary, division, branch or office of such person, firm, company or other organization whatsoever with which You and/or any such employee had no dealings during that period;

1.3.
“Prospective Customer” means any person, firm, company, business entity or other organization whatsoever with which the Company or any Group Company had discussions during the Relevant Period regarding the possible distribution, sale or supply of Restricted Goods or Restricted Services and with which, during such period:

1.3.1.	You, or

1.3.2.	any employee who was under Your direct or indirect supervision,

had material dealings in the course of employment by the Company or any Group Company, or about whom You were in possession of Confidential and Proprietary Information, but always excluding therefrom any subsidiary, division, branch or office of that person, firm, company, business entity or other organization with which You and/or any such employee had no dealings during that period;

1.4.	“Relevant Period” means the period of twelve months immediately preceding the start of the Restricted Period;

1.5.
“Restricted Area” means the United Kingdom and any other country in the world where the Company or any Group Company is providing or supplying, or is planning to provide or supply, any Restricted Goods or Restricted Services and in or for which, during the course of Your employment:

1.5.1.	You, or

1.5.2.	any employee under Your direct supervision,

performed material duties for the Company or relevant Group Company;

1.6.	“Restricted Goods or Restricted Services” means:

1.6.1.
any products and services provided by the Company or any Group Company as at the Termination Date or which the Company or any Group Company has planned to start providing within six months of the Termination Date including, without limitation: (i) the business of developing, managing, operating, marketing, processing, financing, or otherwise being involved in providing any products or services relating to transaction or payment processing, including those for the benefit of fleets; travel; healthcare; education; payroll; or, benefits through charge cards, credit cards, procurement cards or any other form of payment services or electronic commerce; (ii) the sale, distribution or publication of petroleum product pricing or management information or other products or services currently sold or to the best of his/her knowledge contemplated to be sold by the Company or any of its owned or controlled subsidiaries, and (iii) the business of developing, managing, operating, marketing, processing, financing, or otherwise being involved in providing commercial travel, entertainment and purchasing credit cards  researched, developed, manufactured, distributed or sold by the Company or any Group Company; and

1.6.2.	with which Your duties were materially concerned or for which You, or any employee who was under Your direct or indirect supervision, was responsible during the Relevant Period,

1.6.3.	or any products or services of the same type or materially similar to such products or services;

1.7.
“Restricted Period” means the period commencing on the earlier of (i) the Termination Date; (ii) the date when You commence Garden Leave; or (iii) such date on which You cease providing services to the Company, and continuing for twelve months in respect of the Non-Solicitation of Customers, Prospective Customers and Critical Employees in Paragraphs 2.1.1 and 2.1.2, and six months in respect of the Non-Competition restriction in Paragraph 2.1.3;

1.8.	“Termination Date” means the date upon which Your employment with the Company terminates for whatever reason and howsoever arising, whether lawfully or unlawfully.

2.	Non-Solicitation and Non-Competition.

2.1.
In order to protect the Confidential and Proprietary Information, and business/customer  connections and workforce stability of the Company and any Group Company, You agree that during Your  employment with the Company and during the Restricted Period, without the Company’s consent, You shall not whether on Your own behalf or in conjunction with any person, firm, company, business entity or other organisation whatsoever, (and whether as an employee, employer, consultant, agent, principal, partner, corporate officer, board member, director, or in any other individual or representative capacity whatsoever), directly or indirectly:

2.1.1.
In competition with the Company and/or any Group Company, contact, call on, provide advice to, solicit, take away, or divert, and/or influence or attempt to influence any Customer or Prospective Customer of the Company or any Group Company in respect of Restricted Goods or Restricted Services;

2.1.2.
Solicit or induce, either directly or indirectly, any Critical Employee to leave the employ of the Company or any Group Company; or hire or employ, or assist in the hire or employment of, either directly or indirectly, any Critical Employee in the business of researching into, developing or otherwise dealing with Restricted Goods or Restricted Services;

2.1.3.
Within the Restricted Area become employed by, render services to or directly or indirectly (whether for compensation or otherwise), manage, operate, or control, or join or participate in the management, operation or control of, any business which provides or supplies Restricted Goods or Restricted Services within the Restricted Area (or is intending to do so within the Restricted Period), if the business:

a.	is in competition with the Company and/or any Group Company with respect to Restricted Goods or Restricted Services; or

b.	is intending to compete with the Company and/or any Group Company with respect to Restricted Goods or Restricted Services within the Restricted Period,

save that this shall not prohibit You from acting in any capacity where there is no risk of conscious or subconscious direct or indirect transmission or use of Confidential and Proprietary Information and this paragraph 2.1 shall not prohibit You from holding a merely passive shareholding in such a competing business. For the purposes of this restriction, acts done by You outside the Restricted Area shall nonetheless be deemed to be done within the Restricted Area where their primary purpose is to distribute, sell, supply or otherwise deal with Restricted Goods or Restricted Services in the Restricted Area.

2.2.
The Company has previously entered into agreements with certain executives and employees that contain restrictive covenants (“Restrictions”).  For the avoidance of doubt, if You are party to any other agreement containing Restrictions on (a) confidentiality, (b) solicitation of customers, clients, and/or patrons or prospective customers, clients and/or patrons of the Company, (c) solicitation or hire of employees of the Company, and/or (d) competition (collectively, “Existing Restrictions”), any such Existing Restrictions will remain in effect and You shall remain bound by such Existing Restrictions.  To the extent the restrictions contained in Schedule 1 of this Agreement conflict in any way with any Existing Restriction(s), such conflict shall be resolved by giving effect to the restrictions in this Agreement. If after the date of this Agreement you subsequently agree to enter into an agreement containing restrictive covenants (“Subsequent Restrictions”), to the extent that the restrictions contained in Schedule 1 of this Agreement conflict in any way with any Subsequent Restrictions, such conflict shall be resolved by giving effect to the Subsequent Restrictions.

2.3.
You hereby agree that You will at the request and cost of the Company enter into a direct agreement or undertaking with any Group Company whereby You will accept restrictions and provisions corresponding to the restrictions and provisions in this Schedule 1 (or such of them as may be appropriate in the circumstances) in relation to such activities and such area and for such a period as such Group Company may reasonably require for the protection of its legitimate business interests.

2.4.
If Your employment transfers by operation of law to a third party (the “Transferee”), this Schedule 1 shall with effect from that transfer of employment apply to You as if references to the Company included the Transferee and references to any Group Company were construed accordingly, and as if the references to defined terms in respect of the Company and any Group Company including but not limited to “Customer”, “Prospective Customer” and “Critical Employee”, applied to the customers, prospective customers and critical employees of the Transferee and their respective Group Companies. You agree to execute any such documents as may be required to effectuate said benefit.

2.5.
Each of the restrictions contained in this Paragraph 2, each definition set out in Paragraph 1, each limb of such definition and each operative word within each sub-paragraph or definition is intended to be an entirely separate, severable and independent restriction, notwithstanding that they are combined together for the sake of brevity, and You agree not to advance any argument to the contrary. In the event that any of the restrictions shall be held to be void or ineffective but would be valid and effective if some part of the wording thereof were deleted such restriction shall apply with such modification as may be necessary to make it valid and effective. If such a deletion applies to a definition, such deletion shall not apply to any other restriction, so that each definition is deemed to be repeated each time it is used.

2.6.
You agree to provide a copy of this Agreement to any employer or other person to whom or with whom You are intending to provide services within the Restricted Period before entering into any contractually binding agreement to perform such services.

2.7.	Immediately after agreeing to provide services to any person during the Restricted Period, You will notify the Company of the identity of that person.

2.8.	Upon termination of Your employment, You shall promptly sign and deliver the Certificate of Compliance Post Termination in a form reasonably satisfactory to the Company.